UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

SCHEDULE 14F-1

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Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

APEX 7, INC.

(Exact name of registrant as specified in its corporate charter)

000-54874

 (Commission File No.)

Delaware	46-1669851
(State of Incorporation)	(IRS Employer Identification No.)

David M. Ellis

ScanSys Inc.

207 Crystal Grove Blvd, Suite 102

Lutz, FL 33548

(Address of principal executive offices)

(813) 369 5299

(Registrant’s telephone number)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

____________________________________________________________________________

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about April 17, 2013 to the holders of record at the close of business on April 17, 2013 (the “Record Date”) of the common shares, par value $0.0001 per share (“Common Shares”) of APEX 7, Inc., a Delaware corporation (“APEX 7”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”), as contemplated by a stock purchase agreement, dated April 17, 2013 (the “Stock Purchase Agreement”), by and among APEX 7, Inc, Richard Chiang, acting in his capacity as the Chief Executive Officer of APEX 7, Inc, and David M. Ellis of ScanSys Inc, a Florida corporation (“ScanSys”), (hereinafter referred to as ( the “Parties”); except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to APEX 7, Inc.

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This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

On the Record Date, 10,000,000 Common Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On April 17, 2013, Richard Chiang, the sole shareholder of APEX 7 entered into a Stock Purchase Agreement with ScanSys Inc. Pursuant to the Agreement, on April 25, 2013, Richard Chiang transferred to ScanSys 10,000,000 shares of our common stock, which represents 100% of our issued and outstanding shares in consideration of $40,000.  The signing of the Stock Purchase Agreement and the transaction contemplated thereby resulted in a change of control of the Company.

On the Closing Date, Richard Chiang submitted his resignation from our Board of Directors and appointed David M. Ellis and Jason Kristowski to our Board of Directors.  Mr. Chiang ’s resignation and the appointment of David M. Ellis and Jason Kristowski will become effective on or about the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed as Exhibit 10.1 to this Schedule 14f-1 Information Statement and is incorporated herein by reference.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares of our common stock immediately following execution of the Stock Purchase Agreement by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

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Title of Class	Name of Beneficial Owner of Shares (1)	Position	Amount of shares held by Owner	Percent of Class (2)
Common	David M. Ellis	President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors	9,500,000	95%
Common	Jason Kristowski	Chief Operating Officer, and member of the Board of Directors	500,000	5%
All Executive Officers, Directors as a Group (2 persons)				100%

(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days. Accordingly, the numbers assume a closing has occurred.
(2)	The percentages listed in the percent of class column are based upon 10,000,000 issued and outstanding shares of Common Stock of APEX 7, Inc.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Stock Purchase Agreement, our Board of Directors consisted of one member, Richard Chiang, who was elected to serve until his successor is duly elected and qualified.  Mr. Chiang has submitted letters of resignation and Mr. David M .Ellis has been appointed to our Board of Directors. Mr. Chiang’s resignation and the appointment of Mr. David M .Ellis will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

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The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION
David M. Ellis (1)	42	President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors
Jason Kristowski (2)	36	Chief Operating Officer, and member of the Board of Directors

(1)	Will become a director on the Effective Date.
(2)	Will become a director on the Effective Date.

David M. Ellis Age 42, President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors

Mr. Ellis is the President and CEO of ScanSys Inc, a development stage company engaged in advanced security tracking systems utilizing biometrics that provide dynamic, real time information.Mr. Ellis has more than 17 years experience in network, automated software design development and management.

IBM Global Network Services, Tampa, FL 1996-2000

From 1996 to 2000, Mr. Ellis managed a team of 12 software developers customizing the IBM global network client. He engaged Fortune 500 company relationships on behalf of his employer and managed a $12 million dollar personnel budget and a $9 million dollar hardware and support budget.

AT&T Global Network Services, Tampa, FL 2000-2004

From 2000 to 2004, Mr Ellis continued his work with IBM, which was now known as AT&T Global Network Services. He designed and implemented automated software customization systems that reduced over $2 million dollars in development costs.

Xcape Solutions, Inc., Lutz, FL 2004 -2013

From 2004 to 2013, Mr Ellis was the President and Chief Executive Officer of Xcape Solutions, Inc., a biometrics company. Through his direct involvement, he grew the company’s revenues from $400,000 dollars to over $4 million dollars. He was responsible for profit and loss statements, administered and controlled capital and expense budgets. He also administered management skills by providing leadership to over 40 employees.

Educational Background:

Mr Ellis holds BA in Communication, and a BS in Information Technology degrees from the University of South Florida, Tampa, FL, as well as an MBA in IT Management from the University of Phoenix, Tampa, FL.

Jason Kristowski Age 36, Chief Operating Officer, and member of the Board of Directors

Mr. Kristowski the Chief Operating Officer of ScanSysInc, a development stage company engaged in advanced security tracking systems utilizing biometrics that provide dynamic, real time information. Mr. Kristowski brings more than 13 years in operational experience to the company.

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Enterprise Holdings, Branch Manager, Tampa, FL 2000-2003

From 2000 to 2003, Mr Kristowski was the branch manager of Enterprise Holdings. Through his management efforts, the company experienced a 40% on-rent fleet growth and 50% increase in ancillary sales over a previous fiscal year.

Alltel Wireless, Corporate Sales Executive, Tampa, FL 2004-2005

From 2004 to 2005, Mr. Kristowski was a top performing sales executive for Alltel Wireless. He earned the top performer distinction for five months during his employment. He also increased sales by 75% within his sales territory.

Impact Sports Ventures, Director of Sales, Marketing, Financial Officer and Human Resources, Tampa, FL 2005 to 2012

From 2005 to 2012 Mr. Kristowski has managed multiple roles at Impact Sports Ventures, a sports merchandising company. He played a key role in areas of sales, marketing, finance and human resources. His managerial and operational background from his previous employment served as a foundation for Impact Sports Ventures.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

We do not have any transactions with related persons.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

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We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

the risks, costs and benefits to us;

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the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

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the terms of the transaction;

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the availability of other sources for comparable services or products; and

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the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse him or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2012, our Board of Directors did not meet. We did not hold an annual meeting in 2012.

Board Committees

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We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believe that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exist requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The Company’s executive officers did not receive any compensation or other remuneration in their capacity as such during the year ended December 31, 2012.

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Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended December 31, 2012.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at December 31, 2012. No equity awards were made during the fiscal year ended December 31, 2012.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor were any restricted stock held by such executive officers vested during the fiscal year ended December 31, 2012.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended December 31, 2012.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended December 31, 2012.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended December 31, 2012.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2012 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers; however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, APEX 7, Inc., has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 27, 2013

APEX 7, Inc.

/s/ David M. Ellis
David M. Ellis
President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors

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